# ReliaStar Life Insurance Company
## Separate Account N

## ING Advantage<sup>SM</sup> (Prospectus No. PRO.100209-05)
## ING Advantage Century<sup>SM</sup> (Prospectus No. PRO.100207-05)
## ING Advantage Century Plus<sup>SM</sup> (Prospectus No. PRO.100208-05)

### Supplement dated September 29, 2005

This supplement updates and amends certain information contained in the Contract Prospectus dated April 29, 2005, as supplemented.  Please read it carefully and keep it with your Contract Prospectus for future reference.

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In light of recent disasters caused by hurricanes in the Gulf Coast, the Company will waive early withdrawal charges related to withdrawals from your contract for those contract holders whose address of record was in certain specifically identified parishes or counties at the time of the hurricanes.  For contracts purchased and issued directly to employers sponsoring certain retirement plans, including 457 and 401 plans, these waivers may be limited to employees whose address of record was in these specifically identified parishes or counties at the time of the hurricanes.  This waiver of early withdrawal charges will be available for a limited period of time and is subject to certain conditions and restrictions that we will impose on a non-discriminatory basis.

To determine your eligibility for waiver of early withdrawal charges, please contact us at our:

> Administrative Service Center
> ING Service Center
> P.O. Box 5050
> Minot, North Dakota  58702-5050
>
> 1-877-884-5050